SENTRY EQUITY SERVICES, INC.

Financial Statements and Schedules

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
008-15078

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sentry Equity Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1800 North Point Drive
(No. and Street)

Stevens Point	WI	54481
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul M. Gwidt	715-346-6000	treasury.service@sentry.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

111 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul M. Gwidt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sentry Equity Services, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Angela Krupidlowski NOTARY PUBLIC STATE OF WISCONSIN

Angela Krupidlowski 11-9-27

Signature: [signature]

Title: Treasurer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
111 S. Wacker Dr
Chicago, IL 60606
USA

Tel: 1 312 486 1000
Fax: 1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Sentry Equity Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sentry Equity Services, Inc. (the "Company") as of December 31, 2025, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 5 to the financial statements, results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedules

The accompanying supplemental schedules H, J, L, and M (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of

the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 20, 2026

We have served as the Company's auditor since 2023.

SENTRY EQUITY SERVICES, INC.

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	44,383
Prepaid expenses		21,747
Intercompany receivable		6,542
Total assets	$	72,672

Liabilities and Stockholder's Equity

Liabilities:		
Intercompany payable	$	—
Accrued expense payable		4,210
Total liabilities	$	4,210
Stockholder's equity:		
Common stock, $10 par value. Authorized 1,000 shares; issued and outstanding 720 shares		7,200
Additional paid-in capital		752,800
Accumulated deficit		(691,538)
Total stockholder's equity		68,462
Total liabilities and stockholder's equity	$	72,672

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Operations

Year Ended December 31, 2025

Revenues:		
Management fees	$	188,795
Distribution fees		1,561
Interest from cash in bank		530
Total revenues		190,886
Expenses:		
Employee compensation and benefits		76,414
Regulatory		99,086
Other		15,386
Total expenses		190,886
Income (Loss) before income tax		—
Income tax expense/benefit		—
Net Income (Loss)	$	—

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2025

	Common stock		Additional paid-in capital		Accumulated deficit		Total stockholder's equity
Balance, December 31, 2024	$	7,200	$	752,800	$	(691,538)	$	68,462
Net Income (Loss)		—		—		—		—
Balance, December 31, 2025	$	7,200	$	752,800	$	(691,538)	$	68,462

See accompanying notes to financial statements.

SENTRY SQUINRYS TVICS , YEC.

Statement of Cash Flows

Year Ended December 31, 2025

Cash flows from operating activities:		
Net Income (Loss)	$	—
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in prepaid expenses		813
Increase in accrued expenses		3,865
Decrease in intercompany payable		(17,054)
Increase in intercompany receivable		(6,542)
Net cash used in operating activities		(18,918)
Cash, beginning of year		63,301
Cash, end of year	$	44,383

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Notes to Financial Statements

Year Ended December 31, 2025

(1) **Nature of Business**

Sentry Equity Services, Inc. (the Company) is a wholly owned subsidiary of Sentry Insurance Company (SIC) and is a broker-dealer registered with the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities operations are limited to the underwriting in SIC's life insurance affiliate Sentry Life Insurance Company (SLIC) separate accounts and is a non-clearing broker. Sales of new separate account contracts ended on December 1, 2004 for variable annuities and on October 13, 2003 for variable life insurance. Customers can still make deposits through SLIC for both the variable annuities and the variable universal life insurance contracts.

(2) **Basis of Presentation and Significant Accounting Policies**

The Company's financial statements are prepared on the basis of U.S. Generally Accepted Accounting Principles (GAAP). The Company operates as one reportable business segment. This determination was based on the manner in which the chief operating decision maker uses financial information to evaluate business performance and because SLIC's customer base is substantially the same for the variable annuities and the variable universal life policies. The chief operating decision maker is the President.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's revenue consists of management fees and distribution fees related to securities operations disclosed in Note 1, and interest income from cash in the bank. Management fees pertain to distribution services the Company has provided servicing contracts in-force; none of the management fees relate to future service obligations. Management fees are intended to reimburse the Company monthly for net expenses incurred related to these services. Distribution fee revenue consists of fees charged on customer deposits made to existing in-force contracts. These distribution fees are fixed percentages per each contract. Distribution fee revenues are earned when due in accordance with the underwriting agreements, which is the same period the performance obligation is satisfied. A receivable is established for fees that have been earned but are not yet collected. There are no future service obligations associated with this revenue. Given there are no future service obligations related to management fees or distribution fees, revenue is recognized immediately when all service obligations are performed.

Cash consists of a depository bank account which is carried at fair value.

(2)   **Basis of Presentation and Significant Accounting Policies (Continued)**

Prepaid Expenses represent those expenses paid to third parties for licensing and other services. Prepaid amounts are expensed as the underlying related services are performed. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Expenses consist of salaries and employee benefits and general and administrative expenses. Other segment expenses include software, contract services, rent, and other overhead expense. Expenses are recognized as incurred. Expenses are incurred in carrying out the Company's duties and responsibilities in its role as principal underwriter and wholesaler for contracts issued by SLIC.

Regulatory expenses reflect FINRA licensing fees, state filing fees and other costs incurred in the normal course of business.

The company does not have any commitments, loss contingencies, or guarantees that may result in a loss or future obligation.

The Company operates under one segment. The reportable segment derives its revenues from products disclosed in note 1, variable annuities and variable life insurance. All management fees and distribution fees are derived from an affiliate domiciled in the United States**.**

The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker uses net income to evaluate the results of the business, to allocate resources, and to monitor the services rendered, billed to and recovered from SLIC. The measure of segment assets is reported on the balance sheet as total assets.

(3)   **Income Taxes**

The Company files a consolidated federal income tax return with SIC. In accordance with the intercompany tax allocation policy, the Company pays to or receives from SIC amounts equivalent to the federal income tax provision or benefit based on its taxable income or loss included in this return. As settlement under the intercompany Tax Allocation Agreement, the Company received $0 during the year ended December 31, 2025. The Company has evaluated ASU 2023-09 and determined that there is no impact. The federal income tax liability is $0 as of year ended December 31, 2025, for which there was no valuation allowance. The Company reports no net income resulting in no tax expense, deferred tax assets or deferred tax liabilities.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification 740, Income Taxes, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

(4)   Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum net capital and an acceptable ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, under the Rule. At December 31, 2025, the Company had net capital of $40,173 which was $35,173 in excess of the required minimum net capital of $5,000. The Company's aggregate indebtedness ratio was 0.1 to 1 at December 31, 2025, which was in compliance with the 15 to 1 limit under the Rule.

(5)   Related-Party Transactions

The Company has no direct employees. It utilizes services provided by employees of SIC. The Company participates in an Expense Allocation Agreement with certain affiliated companies as a wholly owned subsidiary of SIC. Allocated expense of $82,042 for the year ended December 31, 2025 were based on estimated time and usage studies that are updated at least annually by the Company and SIC. As of December 31, 2025, the intercompany receivable from SIC is $6,542. Direct expense totaled $108,844 for the year ended December 31, 2025.

As exclusive underwriter and broker dealer for the sale of variable annuities and variable universal life policies for SLIC, the Company received $1,561 in distribution fees from variable annuity policy contributions for the year ended December 31, 2025.

The Company receives management fees from SLIC, an affiliate of SIC for which it provides underwriting and broker dealer services according to a dealer agreement with that affiliate. The management fee is structured to reimburse the Company for expenses incurred in excess of all other revenue in order to maintain desired levels of stockholder's equity. Per this agreement, management fees of $188,795 are included in Company income for the year ended December 31, 2025. This same affiliate of SIC is required to provide the Company with funds sufficient to maintain minimum net capital at all times.

Because of these aforementioned relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

(6)   Subsequent Events

In connection with the preparation of the financial statements, the Company evaluated subsequent events after the balance sheet date of December 31, 2025 through February 20, 2026 which was the date the financial statements were issued. No significant subsequent events were identified.

SENTRY EQUITY SERVICES, INC.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness
to Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2025

	12/31/2025
Stockholder's equity	$ 68,462
Less nonallowable assets:	
Prepaid expense	21,747
Intercompany receivable	6,542
Net capital	40,173
Less net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
Net capital in excess of required amount	$ 35,173
Aggregate indebtedness:	
Total liabilities	$ 4,210
Aggregate indebtedness	$ 4,210
Percentage of aggregate indebtedness to net capital	10.48%

Reconciliation under Rule 17a-5(d)(4):

   No material differences exist between the preceding computation of net capital and the unaudited FOCUS
      as amended February 19, 2026. Report IIA of Form X-17A-5 as of December 31, 2025.

SENTRY EQUITY SERVICES, INC.

Computation for Determination of Customer Account Reserve of
Brokers and Dealers under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(1) of that rule.

SENTRY EQUITY SERVICES, INC.

Computation for Determination of Proprietary Accounts of Broker Dealers
Account Reserve under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(1) of that rule.

SENTRY EQUITY SERVICES, INC.

Information for Possession or
Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(1) of that rule.

Sentry Equity Services, Inc.
1800 North Point Drive
P.O. Box 867
Stevens Point, WI 54481-0867



Sentry Equity Services, Inc. CRD# 5069 (BD SEC# 8-15078)
Annual Exemption Report

Sentry Equity Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R §240.15c3-3(k), section (1), as Sentry Equity Services, Inc.'s transactions are limited to the distribution of redeemable securities of registered investment company shares and variable contracts participating in insurance company separate accounts.

The Company met the exemption provision throughout the most recent fiscal year January 1, 2025 to December 31, 2025 without exception.

Sentry Equity Services, Inc.

By:_____
   Paul Gwidt

Title: Treasurer, Sentry Equity Services, Inc.

Date: 2/20/2026



Deloitte & Touche LLP
111 S. Wacker Dr
Chicago, IL 60606
USA

Tel: 1 312 486 1000
Fax: 1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Sentry Equity Services, Inc.

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) Sentry Equity Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2025, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 20, 2026

SENTRY EQUITY SERVICES, INC.
Schedule of Form SIPC-3 Revenues
For the Year Ended December 31, 2025

Business activities through which revenue was earned	Amount
Business conducted outside the United States and its territories and possessions	$ -
Distribution of shares of registered open end investment companies or unit investment trusts	-
Sale of variable annuities	190,356
Insurance commissions and fees	-
Investment advisory services to one or more registered investment companies or insurance company separate accounts	-
Transactions in securities futures products	-
Total Revenues	**$ 190,356**

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion from Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE
SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION
78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA")

8-15078	DEA: FINRA	2025	Dec

SENTRY EQUITY SERVICES INC
1800 NORTHPOINT DR
STEVENS POINT, WI 54481
UNITED STATES

The above broker-dealer certifies that during the fiscal year ending 12/31/2025

(check appropriate boxes):

☐ (i) Its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;

(ii) Its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) It is registered pursuant to 15 U.S.C. 78o (b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessment thereafter required under section 78ddd(c) of SIPA.

☑ By checking this box, you certify that you have the authority of the broker-dealer to sign this form; that all information in this form is true and complete; and that on behalf of the broker-dealer, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy.

SENTRY EQUITY SERVICES INC
(Name of Broker-Dealer)

CARLA MARIE DANCZYK
(Authorized Signatory)

1/6/2025
(Date)

Chief Compliance Officer
(Title)

715 346 8237
(Phone No.)

Completion of the "Authorized Signatory" line will be deemed a signature. Retain a copy of this completed form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

This form is due 30 days after the beginning of the fiscal year.